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                          Filed by Commercial Intertech Corp.
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Commercial Intertech Corp. Registration Number: 333-96453



      LETTER MAILED TO CERTAIN EMPLOYEES IN CONNECTION WITH COMMERCIAL INTERTECH'S PROPOSED MERGER WITH AND INTO PARKER-HANNIFIN CORPORATION:



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                                                        March 14, 2000

Dear Fellow Employees:

      The attached letter from Tom Travers to The Vindicator clearly communicates his opinion of the importance of the proposed merger of Commercial Intertech Corp. and Parker Hannifin.

      Tom's 34-year career with our company, his leadership during its years of rapid expansion, and his insight as a former Chairman of the Board of Directors provide a perspective on the state of the hydraulics industry and Commercial's role now and in the future. I wanted to provide those of you who may not have seen this letter in print an opportunity to review his thoughts.

/s/ Paul J. Powers

P.S. Tom and Kay are enjoying their retirement, dividing their time between Youngstown and Florida and their 19 grandchildren.


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THE VINDICATOR

SECTION E
SUNDAY
MARCH 12, 2000

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COMMERCIAL INTERTECH MERGER GOOD FOR COMPANY

EDITOR:

      Within a few weeks, the shareholders of Commercial Intertech will be asked to approve a merger of Commercial Intertech with Parker Hannifin of Cleveland. I will vote in favor of this merger and would like to tell you why.
      Over the past 25 years, Commercial has been the target of four hostile takeover attempts. Defending these attacks has become more and more costly, with the last defense against United Dominion placing a heavy debt burden on the company.
      I was directly involved in the first attempt. For me, as the new chairman of the company, immediately after the death of Charles Cushwa, the attack by Chicago Pneumatic presented an unfamiliar and troublesome problem. We managed to survive that assault with the assistance of faithful shareholders who shared our desire for independence. Their support was well rewarded over the next several years.
      The situation today is drastically different from those conditions in 1975. At that time we had literally hundreds of small hydraulics companies, working their niches in a growing market for fluid power products. Today, we are one of the very few smaller hydraulic companies still in existence. The others, in their own self-interest, have been absorbed into larger companies, or, unfortunately are out of business.
      A relatively few larger and well-financed companies now control a maturing market for our products. We have become vulnerable to price and other competitive pressures, both in this country and overseas. Joining with Parker Hannifin, in my opinion, is a proper response to the problems we see ahead.
      The two companies present a remarkably fine fit. Our product lines rarely overlap. Parker Hannifin is a respected leader in industrial, aircraft, and aerospace hydraulics, while Commercial Intertech enjoys the same prominence in mobile equipment markets. Over the long run, I expect that this friendly combining of forces will prove to be a wise decision for both companies.

             THOMAS J. TRAVERS
             Canfield

REPRINTED BY PERMISSION OF THE VINDICATOR


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INVESTOR NOTICE

Investors and shareholders are advised to read the proxy statement/prospectus regarding Commercial Intertech Corp.'s proposed merger with and into Parker-Hannifin Corporation referenced in the foregoing information, because it contains important information. This proxy statement/prospectus was filed with the Securities and Exchange Commission by Parker as part of Parker's Registration Statement on Form S-4, which became effective February 28, 2000. Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by Commercial Intertech or Parker at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents also may be obtained by directing such request to Commercial Intertech Corp., 1775 Logan Avenue, Youngstown, Ohio, 44502. 330-746-8011.

FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the merger, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the merger to be consummated; ability to successfully integrate Commercial Intertech's business with Parker's; and factors noted in the Registration Statement on Form S-4 filed by Parker in connection with the proposed merger with Commercial Intertech and in Commercial Intertech's reports filed with the Securities and Exchange Commission.